INFOSMART GROUP, INC.

Fifth Floor, QPL Industrial Building
126-140 Texaco Road
Tsuen Wan, Hong Kong
Telephone: (852) 2944-9905
Facsimile: (852) 2944-9909

September 10, 2007

Filed as Correspondence Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549-6010
Attn:	Andrew Mew
Senior Staff Accountant

Re:	Infosmart Group, Inc.
Item 4.01 Form 8-K
Filed August 15, 2007
File No. 001-15643

Dear Mr. Mew:

On behalf of Infosmart Group, Inc. (the "Company" or “Infosmart”), set forth below is the Company’s responses to the comments received from the staff ("Staff") of the Securities and Exchange Commission in the letter dated August 22, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the Company’s proposed Current Report on Form 8-K/A, containing revisions that have been made in response to the Staff’s comment.

1.
Note that Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. As such please revise.

Infosmart’s Response: We have amended our disclosure under Item 4.01 of the Form 8-K concerning the dismissal of our former certifying accountant by adding the following statement:

PKF’s report on the Company’s financial statements for the two years ended December 31, 2006 did not contain any adverse opinions or disclaimers of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

2.
We note that you engaged C&F CPA Limited (C&F”) to serve as your principal auditor on August 10, 2007. The audit firm C&F is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor’s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information:

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313 42976. We may be unable to accept a report issued by C&F until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, C&F should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of C&F’s plans to complete this process.

Infosmart’s Response: We have notified C&F of the Staff’s comment, and have been informed by C&F that it has contacted Mr. Stout of the Office of the Chief Accountant to initiate the demonstration process described in the Staff’s comment. C&F has also informed us that it intends to complete the process, and would advise us upon completion.

* * * * *

In connection with responding to the foregoing comments from the Staff, it is hereby acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. If you have any questions or further comments, please do not hesitate to contact the undersigned.

Very truly yours,

INFOSMART GROUP, INC.

By:	/s/ Parker Seto
Parker Seto
Chief Executive Officer